Exhibit A

Press release
DOPC Selects Ceragon - November 9, 2010

Direct ON PC Nigeria Selects Ceragon FibeAir IP-10 for 4G Mobile Broadband Backhaul

Nigerian Service Provider to build the largest 4G Network in Lagos

Paramus NJ, November 9, 2010 - Ceragon Networks (NASDAQ: CRNT), the provider of high-capacity, 4G/LTE-ready wireless backhaul networks, announced today that leading Nigerian Internet service provider, Direct On PC (DOPC) Ltd has chosen Ceragon’s wireless backhaul solutions to expand its WiMAX-based “Unwired” Mobile 4G Broadband Services network. DOPC is scheduled to roll out the largest 4G network in Lagos before the end of 2010. To follow-up, DOPC plans to expand this network into the Nigerian cities of Abuja and Port-Harcourt early next year.

DOPC chose to build their backhaul network with Ceragon’s high-capacity wireless solutions to provide its customers with mobile broadband services at affordable prices. With an expanded 4G network, DOPC can offer home users and businesses applications like entertainment, telephony, high-end video conferencing, live security streaming services, virtual private networks (VPNs) and more. DOPC will utilize Ceragon’s high-capacity wireless solutions in both-all-indoor as well as split-mount configurations.

 “Ceragon is helping us bring all the benefits of the digital age to Nigeria,” said Mr. Mahesh Sadhwani, DOPC Vice Chairman. “Once our network is fully deployed, our customers will enjoy access to a variety of entertainment, as well as business related content with the highest quality of service. With Ceragon’s solutions we’ll be able to quickly and economically bring these value-added services to the market”.

"We are excited to be selected as the high-capacity wireless backhaul solutions provider to DOPC," said Ira Palti, President and CEO of Ceragon Networks. "Ceragon's IP and hybrid systems deliver more bandwidth in any given deployment scenario. The combination of our advanced technology and DOPC’s innovative service approach will make high-speed broadband available to thousands of Nigerians."

About Direct On PC

Direct On PC Ltd. is the leading Internet Service Provider in Nigeria, providing enterprise, corporate and retail solutions encompassing intranet, Internet, Virtual Private Networks (VPNs), and end-to-end network solutions. DOPC has installed over 5000 VSATs in 95 cities in Nigeria and other West African countries. DOPC has deployed WiMAX network in three cities and FWA networks in four cities of Nigeria. DOPC has made substantial investments in satellite space segment, technology, bandwidth, manpower, and infrastructure. The company has relationships with leading vendors to provide the most updated technology and services in the country and has won many awards including the award for best ISP for last six years. The company is a member of Bhojraj Chanrai Group and is headquartered in Lagos, Nigeria with branches in Port Harcourt and Abuja. For additional information, please visit www.directonpc.com.

About Ceragon Networks Ltd.

Ceragon Networks Ltd. (NASDAQ: CRNT) is a leading provider of high capacity LTE/4G-ready wireless backhaul solutions that enable cellular operators and other wireless service providers to deliver voice and data services, enabling smart-phone applications such as Internet browsing, music and video. With unmatched technology and cost innovation, Ceragon’s advanced point-to-point microwave systems allow wireless service providers to evolve their networks from circuit-switched and hybrid concepts to all IP networks. Ceragon solutions are designed to support all wireless access technologies, delivering more capacity over longer distances under any given deployment scenario. Ceragon’s solutions are deployed by more than 200 service providers of all sizes, and hundreds of private networks in more than 130 countries. Visit Ceragon at www.ceragon.com.

Ceragon Networks®, CeraView®, FibeAir®, the FibeAir® design mark and Native2® are registered trademarks., and Ceragon™, PolyView™, ConfigAir™, CeraMon™, QuickAir™, QuickAir Partner Program™, QuickAir Partner Certification Program™, QuickAir Partner Zone™ and EncryptAir™ are trademarks of Ceragon Networks Ltd.

Company and Investor Contact: Yoel Knoll Ceragon Networks Ltd. Tel. 201-853-0228 yoelk@ceragon.com	Media Contact: Karen Quatromoni Rainier Communications Tel. 508-475-0025 x150 kquatromoni@rainierco.com

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This press release may contain statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and projections that involve a number of risks and uncertainties. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. These are important factors that could cause actual results to differ materially from forecasts and estimates. These risks and uncertainties, as well as others, are discussed in greater detail in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and Ceragon undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.